Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of First Security Group, Inc. on Pre-Effective Amendment No. 1 to Form S-1 of our report dated April 15, 2011, with respect to our audit of the consolidated statements of income, stockholders' equity and cash flows of First Security Group, Inc. and subsidiary appearing in the Annual Report on Form 10-K of First Security Group, Inc. for the year ended December 31, 2012.

Our report, dated April 15, 2011, on the consolidated financial statements included an explanatory paragraph relating to the existence of substantial doubt about the Company's ability to continue as a going concern. We also consent to the reference to us under the heading "Experts" in the prospectus.

/s/ Joseph Decosimo and Company, PLLC
Chattanooga, Tennessee
August 16, 2013